Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of June 30, 2014
(Amounts in thousands except ratios)

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million of cash and marketable securities other than shares of Rice Energy.

Total senior secured debt less unrestricted cash	$(82,812)

Adjusted EBITDA (1)	$512,498

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(0.16)

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Revenues:
Coal revenues:
Eastern steam	$438,144	$447,246	$880,005	$936,290
Western steam	93,391	108,633	209,176	238,323
Metallurgical	387,718	567,297	782,892	1,088,952
Total	$919,253	$1,123,176	$1,872,073	$2,263,565

Tons sold:
Eastern steam	7,486	7,152	15,071	15,053
Western steam	7,908	8,785	17,355	18,738
Metallurgical	4,492	5,620	8,883	10,671
Total	19,886	21,557	41,309	44,462

Coal sales realization per ton:
Eastern steam	$58.53	$62.54	$58.39	$62.20
Western steam	$11.81	$12.37	$12.05	$12.72
Metallurgical	$86.31	$100.95	$88.13	$102.05
Average	$46.23	$52.10	$45.32	$50.91